SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

FOUR TIMES SQUARE

NEW YORK 10036-6522

TEL: (212) 735-3000

FAX: (212) 735-2000

www.skadden.com

July 12, 2019

BY HAND AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3561
Attn:                    Heather Percival

Amanda Ravitz

Re:     SmileDirectClub, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted June 19, 2019

CIK No. 0001775625

On behalf of our client, SmileDirectClub, Inc., a Delaware corporation (the “Company”), we hereby provide responses to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 5, 2019 (the “Comment Letter”) with respect to the above-referenced Amendment No. 1 to the Draft Registration Statement on Form S-1 confidentially submitted to the Commission on June 19, 2019 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is confidentially submitting, through the Commission’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system, an amendment to the Draft Registration Statement (the “Amendment”) in response to the Staff’s comments and to reflect certain other changes. For the Staff’s convenience, we will also deliver by hand three copies of the Amendment marked to show changes from the June 19, 2019 confidential submission.

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold and italics below. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in the Amendment.

Our Company, page 1

1.                                      Please expand your response to prior comment 1 to address how you do not view the clear aligners market as a whole as indicative or applicable to your current operations given your disclosure here that you are disrupting the traditional orthodontic market, which includes clear aligners, by offering benefits that solve critical problems around cost, convenience, and access to care.

The Company respectfully advises the Staff that it does not consider the clear aligner market as a whole to be indicative of or applicable to its operations, as the Company’s business model is purely teledentistry based, while the clear aligner market as a whole consists primarily of traditional in-office dental or orthodontic solutions. Through this fundamental difference in the delivery of care and business model, the Company is creating a new market for direct-to-consumer clear aligners and targeting customers who would not have considered traditional clear aligner treatment in light of the associated cost and inconvenience. The Company does not compete in the traditional brick-and-mortar clear aligner market; rather, the Company is disrupting the traditional market by offering a telehealth solution. As such, the Company believes that its market and competitive positioning relate appropriately to the telehealth, direct-to-consumer aligner market, and not the clear aligner market as a whole.

2.                                      Please expand your response to prior comment 3 to address the risks of your emerging teledentistry business model including those outlined in the last risk factor on page 36.

The Company respectfully directs the Staff’s attention to pages 25 and 36 of the Amendment for disclosure regarding the risks and uncertainties surrounding consumer and professional acceptance of teledentistry. However, despite these challenges, telehealth continues to gain the acceptance of consumers, lawmakers, and insurers. For instance, the majority of states have recently enacted legislation specifically allowing for the use of telehealth and prohibiting insurers from discriminating against telehealth providers by denying coverage for services otherwise covered or requiring in-person visits prior to providing coverage. In addition, United Healthcare and Aetna have recently agreed to provide coverage for the Company’s clear aligner treatment on an in-network basis, and the Company is currently negotiating with other large insurance companies for similar arrangements.

3.                                      Please expand your response to prior comment 4 to clarify how your product may be used to treat malocclusion beyond mild-to-moderate. In this regard, is your product approved for such use? Also, revise your calculations to reflect the portion of your addressable market in which you have obtained regulatory approval.

The Company believes that its clear aligners can benefit the entire addressable market for malocclusion, given the Company’s “better is better” philosophy. Even those individuals with more severe cases of malocclusion can benefit from the Company’s clear aligner treatment, resulting in a significantly improved smile, even if not a perfect smile. In this regard, the Company’s product is approved for such use.

The Company’s calculations of its addressable market are based on the Frost & Sullivan report, supplementally provided to the Staff under separate cover. First, as discussed above, all individuals with malocclusion can benefit, to some extent, from the Company’s clear aligner treatment. In addition, the Company currently has regulatory approval for its clear aligner treatment for the majority of its addressable market, including in the U.S., Canada, Australia, the U.K., and the E.U., with plans to continue its international expansion in the near term. The Company has already begun the process of obtaining regulatory approval in additional jurisdictions, and will continue to seek additional regulatory approvals as needed.

4.                                      Please explain how a “net promoter score” is calculated. Also, we are unable to locate 100,000 member reviews on your website. Please advise.

The Company respectfully advises the Staff that net promoter score is calculated as follows: The Company asks members the following question: “On a scale of 0-10, how likely is it that you would recommend SmileDirectClub to your friends, family or business associates?” Members rating the Company 6 or below are considered “Detractors,” 7 or 8 are considered “Passives,” and 9 or 10 are considered “Promoters.” To calculate its Net Promoter Score, the Company subtracts the percentage of Detractors from the percentage of Promoters. For example, if 50% of respondents were Promoters and 10% were Detractors, the Company’s Net Promoter score would be 40.

The Company respectfully advises the Staff that it has received in total over 100,000 member reviews on its website, which are found on the “Results”, “Locations,” and “Impression Kits” pages of the Company’s website. The “Impression Kits” page is accessible through the “Accessories” and “Get Started” pages.

SmilePay captive financing..., page 8

5.                                      We note your response to prior comment 5. Please revise to disclose the delinquency rate and the subsequent reduction in revenue.

In response to the Staff’s comment, the Company has revised the disclosure on pages 8, 33, 87, and 96 of the Amendment to add the delinquency rate.  There are no significant subsequent reductions in revenue after the transaction date.

Because our current Chairman and Chief Executive Officer has other business interests..., page 27

6.                                      We note your response to prior comment 7. Please expand your risk factor disclosure to discuss any procedures for addressing potential conflicts of interest.

In response to the Staff’s comment, the Company has revised the disclosure on page 28 of the Amendment to discuss its procedures for addressing potential conflicts of interest. The Company respectfully directs the Staff’s attention to the cross reference on page 28 of the Amendment to “Certain Relationships and Related Party Transactions—Policies and Procedures for Related Party Transactions” which further discusses the Company’s procedures for handling potential conflicts of interest.

Management’s Discussion and Analysis, page 74

7.                                      Clarify whether and how using ASP as an indication of your ability to maintain pricing helps management assess your results or manage your business. Specifically, since the calculation does not take into account implicit price concessions, the metric appears to be primarily aimed at consumers, rather than as a tool to assess your financial results. Please revise to clarify whether management uses this metric to assess your results.

The Company respectfully advises the Staff that its management uses ASP to evaluate its business performance. The Company’s ASP is lower than its standard (advertised retail) price of $1,895 because it includes the impact of discounts the Company offers to select members. A higher ASP on the same standard price reflects lower discounts (i.e., consumer willingness to pay more), and hence the Company’s  ability to recognize more revenue on a single purchase and ultimately increase its profitability, all else being equal. For instance, for the year ended December 31, 2018, the Company was able to maintain a higher ASP of $1,753 in comparison to $1,729 for year ended December 31, 2017. This is a relevant metric for investors in assessing financial results because, if the Company were not able to maintain pricing and had to offer higher discounts to members on the same standard price, it would recognize less revenue on a single purchase and thereby decrease its profitability, all else being equal.

Key Business Metrics

Unique aligner order shipments, page 75

8.                                      We note your response to comment 17, however we do not see where you revised your disclosure to clarify that the unique aligner order shipment metric represents a single contracted customer and not individual aligners shipped. Please revise your disclosure accordingly.

In response to the Staff’s comment, the Company has revised the disclosure on page 75 of the Amendment to clarify that the unique aligner order shipment metric represents a single contracted member and not individual aligners shipped.

Average sale price, page 75

9.                                      We from note your response to comment 15 that aligner revenue on a GAAP basis was $383.2 million and $131.6 million for the years ended December 31, 2018 and 2017, respectively. Please reconcile these amounts to your disclosures on page F-9 that indicate aligner sales were $390.5 million and $139.1 million for the same periods.

Also, revise your metric title to identity it as “average gross sale price” or something similar.

The Company respectfully directs the Staff’s attention to page F-9 of the Amendment, which discloses that the Company combines the sales of impression kits with aligner sales as a single performance obligation. The Company’s response to prior comment 15 did not include sales of impression kits in the amount of aligner revenue, as we exclude impression kit sales from our ASP. In response to the Staff’s comment, the Company has updated the calculation supporting the average sale price for 2018 and 2017 to include the sales of impression kits, as follows (in thousands, except for unit and per unit amounts):

Aligner revenue - U.S. GAAP	$390,505	$139,060
Less: Impression kit sales	(7,333)	(7,488)
Add: Implicit price concessions and other variable consideration	69,420	24,075
Gross aligner revenue	$452,592	$155,647
Aligner orders shipped	258,278	90,023
Average selling price per order	$1,753	$1,729

In response to the Staff’s comment, the Company has revised the disclosure on page 75 of the Amendment to change the title of its average sale price metric to “average gross sale price.”

Note 1 - Summary of Significant Accounting Policies,

Revenue Recognition, page F-8

10.                               We note your response to comment 31. Please tell us why you are not disclosing unearned income related to your SmilePay receivables. Refer to ASC 310-10-50-4.

The Company respectfully advises the Staff that the unearned income in the Company’s SmilePay receivables is not material to the consolidated financial statements due to the down payment the Company collects from customers electing the SmilePay financing option.

11.                               We note your disclosure on page F-9 that you manufacture and deliver all of the aligners at the beginning of the treatment. Please revise to clarify, if true, that only the initial aligners are delivered at the beginning of the treatment.

In response to the Staff’s comment, the Company has revised the disclosure on page F-9 of the Amendment to clarify that the Company manufactures and ships to a member all aligners initially prescribed at the beginning of the treatment plan. In the event that a refinement or mid-course correction is prescribed, the Company will ship additional aligners as needed.

12.                               We note your revised disclosure on page F-9 that financing revenue is net of implicit price concessions. Please tell us your basis for netting financing revenue with implicit price concessions. Include in your response your consideration of ASC 606-10-32-15, which states that an entity shall adjust the promised amount of consideration for the effects of the time value of money.

The Company respectfully advises the Staff that, as described in response to prior comment 33, the transaction price from the SmilePay aligner contracts is recorded net of implicit price concessions and the significant financing component.  The significant financing component is determined using the transaction price determined in Step 1 of ASC 606, which is net of the implied price concessions, based on the prevailing market interest rates in the locations of its customers. Once the significant financing component is determined, it is recognized gross as financing revenue in the Company’s consolidated statements of operations (that is, the Company does not net financing revenue with implicit price concessions or any other amounts since those amounts were considered in determining the transaction price). The Company has revised the disclosure on page F-9 of the Amendment to clarify this policy.

* * * * *

Please contact me at (212) 735-3574 or David.Goldschmidt@skadden.com if the Staff has any questions or requires additional information.

Very truly yours,

/s/ David J. Goldschmidt

cc:        David Katzman, Chief Executive Officer and President, SmileDirectClub, Inc.

Marc Jaffe, Esq., Latham & Watkins LLP

Stelios Saffos, Esq., Latham & Watkins LLP